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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. _________)*

                        ZENITH ELECTRONICS CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   989349105
                        ------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendent subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 989349105               13G                        Page 2  of 5  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   RELIANCE FINANCIAL SERVICES CORPORATION
   I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

           3,688,524 (SEE NOTE 1 ON PAGE 5)

        6  SHARED VOTING POWER


        7  SOLE DISPOSITIVE POWER

           3,688,524 (SEE NOTE 1 ON PAGE 5)

        8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,688,524 (SEE NOTE 1 ON PAGE 5)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   9.6% (SEE NOTE 1 ON PAGE 5)

12 TYPE OF REPORTING PERSON*

   HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          Zenith Electronics Corporation
          ......................................................................

Item 1(b) Address of Issuer's Principal Executive Offices:

          1000 Milwaukee Avenue, Glenview, Illinois 60025
          ......................................................................

Item 2(a) Name of Persons Filing:

          Reliance Financial Services Corporation
          ......................................................................

Item 2(b) Address of Principal Business Office or, if none, Residence:

          Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
          ......................................................................

Item 2(c) Citizenship:

          Delaware
          ......................................................................

Item 2(d) Title of Class of Securities:

          Common Stock, par value $ 1.00
          ......................................................................

Item 2(e) CUSIP Number:

          989349105
          ......................................................................

Item 3(g) [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

Item 4.   Ownership.

          (a)  Amount Beneficially Owned As of December 31, 1993

               3,688,524 (See Note 1 on page 5)
          ......................................................................

          (b)  Percent of Class:

               9.6% (See Note 1 on page 5)
          ......................................................................

          (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                3,688,524 (See Note 1 on page 5)
          ......................................................................

          (ii)  shared power to vote or to direct the vote

                -0-
          ......................................................................

          (iii) sole power to dispose or to direct the disposition of

                3,688,524 (See Note 1 on page 5)
          ......................................................................

          (iv)  shared power to dispose or to direct the disposition of

                -0-
          ......................................................................

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable
          ......................................................................

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable
          ......................................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Reliance Insurance Company
          ......................................................................

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable
          ......................................................................

Item 9.   Notice of Dissolution of Group.

          Not Applicable
          ......................................................................

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 7, 1994 as of December 31, 1993
          ......................................................................
          Date



          RELIANCE FINANCIAL SERVICES CORPORATION



          By: /s/ James E. Yacobucci
             .......................................
          Signature

          James E. Yacobucci
          Senior Vice President-Investments

Note 1. All 3,688,524 shares are based upon the assumed conversion of 8.5% Senior Subordinated Convertible Debentures due 2000 of Zenith Electronics Corporation beneficially owned by Reliance Financial Services Corporation. The percentage of the class owned is calculated assuming, in accordance with Rule 13d-3, that Reliance Financial Services Corporation is the only holder of 8.5% Senior Subordinated Debentures that converts such Debentures.